UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)*

Gravity Co., Ltd.

(Name of Issuer)

Common Stock, Par Value Won 500 Per Share

(Title of Class of Securities)

38911N107

(CUSIP Number)

Machiko Yagashiro

GungHo Online Entertainment, Inc.

2-2 Yurakucho 1-chome, Chiyoda-ku,

Tokyo 100-0006, Japan

Telephone No.: 81-3-5511-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38911N107	13D	Page 1

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). GungHo Online Entertainment, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 4,121,738.50
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 4,121,738.50
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,121,738.50
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.3%
14	TYPE OF REPORTING PERSON CO

This Amendment No. 3 (this “Amendment No. 3”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2008, as last amended by Amendment No. 2, dated June 24, 2008 (as amended, the “Schedule 13D”) relating to the common stock (the “Common Stock”), par value Won 500 per share, of Gravity Co., Ltd., a corporation organized under the laws of Korea (the “Company”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

All capitalized terms used, but not defined, in this Amendment No. 3 are defined in the Schedule 13D. The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following paragraphs after the previous last paragraph:

On June 24, 2008, GungHo and Raffles Associates, L.P. (“Raffles”) entered into a Stock Purchase Agreement (the “Raffles Stock Purchase Agreement”), whereby GungHo purchased 122,261 American Depositary Shares representing 30,565.25 shares of the Company held by Raffles for an aggregate purchase price of $183,391.50. The purchase price was paid out of GungHo’s own funds. The Raffles Stock Purchase Agreement was consummated on June 24, 2008.

A copy of the Raffles Stock Purchase Agreement is filed as Exhibit D to this Schedule 13D and is hereby incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

(a)	Item 5(a) is hereby amended and supplemented by adding the following paragraph after the previous last paragraph:

Pursuant to the Raffles Stock Purchase Agreement, GungHo acquired 30,565.25 shares of Common Stock, constituting approximately 0.4% of the total issued and outstanding Common Stock (based on 6,948,900 shares of Common Stock, the total number of Common Stock issued and outstanding as of the most recently available filing with the Securities and Exchange Commission by the Company on June 29, 2007). Having consummated the Raffles Stock Purchase Agreement, GungHo beneficially owns 4,121,738.50 shares of Common Stock, constituting approximately 59.3% of the total issued and outstanding Common Stock.

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(b)	Item 5(b) is hereby amended and restated in its entirety as follows:

GungHo is the registered owner and has the sole power to vote or dispose or to direct the vote or disposition of the 4,121,738.50 shares of Common Stock beneficially owned by GungHo.

(c)	Item 5(c) is hereby amended and restated in its entirety as follows:

Except as described in Item 3, neither GungHo nor, to its knowledge, any of its directors or executive officers has effected any transaction in the Common Stock since June 24, 2008, the date of GungHo’s most recent filing on Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit D — Raffles Stock Purchase Agreement, dated as of June 24, 2008, by and between GungHo Online Entertainment, Inc. and Raffles Associates, L.P.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2008

GungHo Online Entertainment, Inc.

By:	/s/ Kazuki Morishita
Name:	Kazuki Morishita
Title:	President & CEO